Exhibit 12-27
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2006	2005	2004	2003	2002
Earnings:
Pretax earnings	$482	$426	$214	$397	$534
Fixed charges	299	280	294	294	322

Net earnings	$781	$706	$508	$691	856

Fixed charges:
Interest expense	$278	$267	$280	$284	$319
Adjustments	21	13	14	10	3

Fixed charges	$299	$280	$294	$294	$322

Ratio of earnings to fixed charges	2.61	2.52	1.73	2.35	2.66